SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the Market in general that, due to the agenda removal requested by the majority shareholder, at the 164 th Extraordinary General Meeting of Eletrobras, the matters concerning the extension of the concession contracts of the Companhia Energética do Piaui – “CEPISA”; Companhia Energética de Alagoas – “CEAL”; Companhia de Eletricidade do Acre – “ELETROACRE”; Centrais Elétricas de Rondônia SA – “CERON”; Boa Vista Energia SA; and Amazonas Distribuidora de Energia SA, the concessionaries requested on December 28, 2015 , to extend the contractual period for signing the respective amendment, pursuant to Provisional Measure 706, of December 28, 2015, according to decision to be taken in new Extraordinary General Meeting of Eletrobras to be convened.

Provisional Measure 706, of December 28, 2015, changed the second paragraph of article 11 of Law 12,783 / 2012, establishing that the concessionarie must sign the addendum within up to 210 (two hundred and ten) days from the convened by the granting authority.

The Company will keep the market informed about the subject matter of this Notice to the Market.

Rio de Janeiro, December 29, 2015.

Armando Casado de Araujo

Chief Financial and Investor Relaton Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.